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As filed with the Securities and Exchange Commission on March 24, 2014

Registration No. 333-194079

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2 to
 FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

2U, INC.
(Exact name of registrant as specified in its charter)

Delaware	7372	26-2335939
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

8201 Corporate Drive, Suite 900
Landover, MD 20785
(301) 892-4350

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Christopher J. Paucek
Chief Executive Officer
2U, Inc.
8201 Corporate Drive, Suite 900
Landover, MD 20785
(301) 892-4350

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brent B. Siler Darren K. DeStefano Brian F. Leaf Cooley LLP 11951 Freedom Drive Reston, VA 20190-5656 Telephone: (703) 456-8000 Fax: (703) 456-8100	Todd J. Glassman General Counsel 2U, Inc. 8201 Corporate Drive, Suite 900 Landover, MD 20785 Telephone: (301) 892-4350 Fax: (202) 478-1660	William J. Schnoor Michael J. Minahan Gregg L. Katz Goodwin Procter LLP Exchange Place Boston, MA 02109 Telephone: (617) 570-1000 Fax: (617) 523-1231

            Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

            If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐

            If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

            If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

            If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

            Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 under the Securities Exchange Act of 1934. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated Filer ☒ (Do not check if a smaller reporting company)	Smaller Reporting Company ☐

            The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

 Explanatory Note

          This Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-194079) of 2U, Inc. is being filed solely to refile Exhibit 1.1 and Exhibit 5.1. This Amendment No. 2 does not modify any provision of the prospectus that forms a part of the Registration Statement. Accordingly, a preliminary prospectus has been omitted.

 PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

          The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee and the Financial Industry Regulatory Authority, or FINRA, filing fee.

Amount to be Paid
SEC registration fee	$17,668
FINRA filing fee	21,075
NASDAQ initial listing fee	150,000
Printing and engraving	275,000
Legal fees and expenses	1,300,000
Accounting fees and expenses	1,500,000
Transfer agent and registrar fees	15,000
Miscellaneous fees and expenses	221,257

Total	$3,500,000

Item 14.    Indemnification of Directors and Officers.

          We are incorporated under the laws of the State of Delaware. Section 102 of the Delaware General Corporation Law permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

          Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys' fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

          As permitted by the Delaware General Corporation Law, our amended and restated certificate of incorporation and bylaws will provide that: (i) we are required to indemnify our directors to the fullest extent permitted by the Delaware General Corporation Law; (ii) we may, in our discretion, indemnify our officers, employees and agents as set forth in the Delaware General Corporation Law; (iii) we are required, upon satisfaction of certain conditions, to advance all expenses incurred by our directors in connection with certain legal proceedings; (iv) the rights conferred in the bylaws are not exclusive; and (v) we are authorized to enter into indemnification agreements with our directors, officers, employees and agents.

          We have entered into agreements with our directors and some of our executive officers that require us to indemnify them against expenses, judgments, fines, settlements and other amounts that any such person becomes legally obligated to pay (including with respect to a derivative action) in connection with any proceeding, whether actual or threatened, to which such person may be made a party by reason of the fact that such person is or was a director or officer of us or any of our affiliates, provided such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, our best interests. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. At present, no litigation or proceeding is pending that involves any of our directors or officers regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

          We maintain a directors' and officers' liability insurance policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses us for those losses for which we have lawfully indemnified the directors and officers. The policy contains various exclusions.

          In addition, the underwriting agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act, or otherwise. Our investor rights agreement with certain investors also provides for cross-indemnification in connection with the registration of the our common stock on behalf of such investors.

Item 15.    Recent Sales of Unregistered Securities.

          The following list sets forth information regarding all unregistered securities sold by us since January 1, 2011 through the date of the prospectus that is a part of this registration statement (the "Prospectus").

  1)
  From January 1, 2011 through the date of the Prospectus, we have granted options under our 2008 stock incentive plan and 2014 equity incentive plan to purchase an aggregate of 6,537,233 shares of our common stock to employees, consultants and directors, having exercise prices ranging from $1.82 to $11.00 per share. Of these, options to purchase an aggregate of 1,022,831 shares have been cancelled without being exercised. During the period from January 1, 2011 through the date of the Prospectus, an aggregate of 1,132,108 shares were issued upon the exercise of stock options, at exercise prices between $0.60 and $5.75 per share, for aggregate proceeds of $1,209,716.

  2)
  In March 2013, we granted restricted stock units under our 2014 equity incentive plan that may be settled for an aggregate of 955,132 shares of our common stock.

  3)
  In January 2013, we issued 5,000 shares of our common stock to a consultant for services rendered.

  4)
  In March 2011, we issued an aggregate of 4,429,601 shares of our Series C Preferred Stock to 13 accredited investors at a per share price of $7.34, for aggregate consideration of approximately $32.5 million.

  5)
  In March and April 2012, we issued an aggregate of 3,339,902 shares of our Series D Preferred Stock to 16 accredited investors at a per share price of $7.81, for aggregate consideration of approximately $26.1 million.

  6)
  In April 2012, in connection with a loan facility, we issued a warrant to purchase an aggregate of 12,797 shares of our Series D redeemable convertible preferred stock at an exercise price of $7.81 per share to one accredited investor.

  7)
  In January 2013, we issued an aggregate of 639,828 shares of our Series D Preferred Stock to one accredited investor at a per share price of $7.81, for aggregate consideration of approximately $5.0 million.

  8)
  In December 2013, in connection with a loan facility, we issued a warrant to purchase an aggregate of 71,021 shares of our Series D redeemable convertible preferred stock at an exercise price of $7.81 per share to one accredited investor.

          The offers, sales and issuances of the securities described in paragraphs (1) through (3) were exempt from registration under Rule 701 promulgated under the Securities Act in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of such securities were our employees, directors or consultants and received the securities under our 2008 stock incentive plan or 2014 equity incentive plan. Appropriate legends were affixed to the securities issued in these transactions.

          The offers, sales and issuances of the securities described in paragraphs (4) through (8) were exempt from registration under Section 4(a)(2) of the Securities Act and Regulation D promulgated under the Securities Act. The recipients represented to us that they acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. The recipients represented to us that they were accredited investors as defined in Rule 501 promulgated under the Securities Act.

Item 16.    Exhibits and Financial Statement Schedules.

  (a)
  Exhibits

Exhibit Number		Description of Document
1.1		Form of Underwriting Agreement.
3.1	*	Amended and Restated Certificate of Incorporation, as amended to date and as currently in effect.
3.2	*	Form of Amended and Restated Certificate of Incorporation to be effective upon completion of this offering.
3.3	*	Amended and Restated Bylaws as currently in effect.
3.4	*	Form of Amended and Restated Bylaws to be effective upon completion of this offering.
4.1		Reference is made to exhibits 3.1 through 3.4.
4.2	*	Specimen stock certificate evidencing shares of Common Stock.
5.1		Opinion of Cooley LLP as to legality.

Exhibit Number		Description of Document
10.1	*#	Services Agreement, by and between the Registrant and University of Southern California, on behalf of the USC Rossier School of Education, dated as of October 29, 2008, as amended to date.
10.2	*#
Master Services Agreement, by and between the Registrant and University of Southern California, on behalf of the School of Social Work, dated as of April 12, 2010, and Addenda dated as of April 12, 2010 and July 22, 2011.
10.2.1	*#	Second Addendum to the Master Services Agreement, by and between the Registrant and University of Southern California, on behalf of the School of Social Work, dated as of March 14, 2014.
10.3	*	Lease Agreement, by and between the Registrant and MPLX-Landover Co LLC, dated as of June 20, 2008, as amended to date.
10.4	*#
Amended and Restated Revolving Credit Agreement, by and among the Registrant, Comerica Bank as Administrative Agent and as a Lender, Issuing Lender and Swing Line Lender and Square 1 Bank as a Lender, dated as of December 31, 2013.
10.5	*	Warrant to purchase shares of Series D Preferred Stock issued to Comerica Bank, dated April 5, 2012.
10.6	*	Amended and Restated Investor Rights Agreement, dated as of March 27, 2012, by and among the Registrant and certain of its stockholders.
10.7	*+	Fourth Amended and Restated 2008 Stock Incentive Plan, as amended to date.
10.8	*+	Form of Incentive Stock Option Agreement under 2008 Stock Incentive Plan.
10.9	*+	Form of Non-Qualified Stock Option Agreement under 2008 Stock Incentive Plan.
10.10	*+	2013 Bonus Plan.
10.11	*+	2014 Equity Incentive Plan.
10.12	*+	Form of Stock Option Agreement under 2014 Equity Incentive Plan.
10.13	*+	Form of Restricted Stock Unit Award Agreement under 2014 Equity Incentive Plan.
10.14	*+	Confidential Information, Invention Assignment, Work for Hire, Noncompete and No Solicit/No Hire Agreement, dated as of February 28, 2009, by and between the Registrant and Christopher J. Paucek.
10.15	*+	Form of Indemnification Agreement with directors and executive officers.
10.16	*+	Confidential Information, Invention Assignment, Work for Hire, Noncompete and No Solicit/No Hire Agreement, dated as of February 28, 2009, by and between the Registrant and Robert L. Cohen.
10.17	*	Sublease, by and between the Registrant and Noodle Education, Inc., dated as of November 16, 2011.
10.18	*	Warrant to purchase shares of Series D Preferred Stock issued to Comerica Bank, dated December 31, 2013.
10.19	*+	Letter Agreement, by and between the Registrant and Christopher J. Paucek, dated as of October 22, 2013.
21.1	*	Subsidiaries of the Registrant.

Exhibit Number		Description of Document
23.1	*	Consent of KPMG LLP, independent registered public accounting firm.
23.2		Consent of Cooley LLP (included in Exhibit 5.1).
24.1	*	Power of Attorney.
99.1	*	Consent of Director Nominee Sallie L. Krawcheck.
99.2	*	Consent of Director Nominee Earl Lewis.

*
Previously filed.

+
Indicates management contract or compensatory plan.

#
Portions of this exhibit, indicated by asterisks, have been omitted pursuant to a request for confidential treatment and have been separately filed with the Securities and Exchange Commission.
  (b)
  Financial Statement Schedules

Schedule II — Valuation and Qualifying Accounts (in thousands)

	Balance at Beginning of Period	Additions Charged To Expense/ Against Revenue	Deductions	Balance at End of Period
Allowance for doubtful accounts:
Year ended December 31, 2011	$—	$—	$—	$—
Year ended December 31, 2012	—	—	—	—
Year ended December 31, 2013	—	12	—	12

	Balance at Beginning of Period	Additions Charged To Expense/ Against Revenue	Deductions	Balance at End of Period
Income tax valuation allowance:
Year ended December 31, 2011	$6,291	$8,781	$—	$15,072
Year ended December 31, 2012	15,072	8,792	—	23,864
Year ended December 31, 2013	23,864	11,057	—	34,921

Item 17.    Undertakings.

          The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          The undersigned Registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

 SIGNATURES

          Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Landover, State of Maryland, on the 24th day of March, 2014.

2U, INC.
By:	/s/ CHRISTOPHER J. PAUCEK Christopher J. Paucek Chief Executive Officer

          Pursuant to the requirements of the Securities Act, this Amendment No. 2 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ CHRISTOPHER J. PAUCEK Christopher J. Paucek	Chief Executive Officer and Director (Principal Executive Officer)	March 24, 2014
/s/ CATHERINE A. GRAHAM Catherine A. Graham	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 24, 2014
* Paul A. Maeder	Director and Chairman of the Board	March 24, 2014
* Mark J. Chernis	Director	March 24, 2014
* Timothy M. Haley	Director	March 24, 2014
* John M. Larson	Director	March 24, 2014
* Michael T. Moe	Director	March 24, 2014

Signature		Title	Date

* Robert M. Stavis		Director	March 24, 2014
*By:	/s/ CATHERINE A. GRAHAM Catherine A. Graham Attorney-in-fact

 EXHIBIT INDEX

Exhibit Number		Description of Document
1.1		Form of Underwriting Agreement.
3.1	*	Amended and Restated Certificate of Incorporation, as amended to date and as currently in effect.
3.2	*	Form of Amended and Restated Certificate of Incorporation to be effective upon completion of this offering.
3.3	*	Amended and Restated Bylaws as currently in effect.
3.4	*	Form of Amended and Restated Bylaws to be effective upon completion of this offering.
4.1		Reference is made to exhibits 3.1 through 3.4.
4.2	*	Specimen stock certificate evidencing shares of Common Stock.
5.1		Opinion of Cooley LLP as to legality.
10.1	*#	Services Agreement, by and between the Registrant and University of Southern California, on behalf of the USC Rossier School of Education, dated as of October 29, 2008, as amended to date.
10.2	*#
Master Services Agreement, by and between the Registrant and University of Southern California, on behalf of School of the Social Work, dated as of April 12, 2010, and Addenda dated as of April 12, 2010 and July 22, 2011.
10.2.1	*#	Second Addendum to the Master Services Agreement, by and between the Registrant and University of Southern California, on behalf of the School of Social Work, dated as of March 14, 2014.
10.3	*	Lease Agreement, by and between the Registrant and MPLX-Landover Co LLC, dated as of June 20, 2008, as amended to date.
10.4	*#
Amended and Restated Revolving Credit Agreement, by and among the Registrant, Comerica Bank as Administrative Agent and as a Lender, Issuing Lender and Swing Line Lender and Square 1 Bank as a Lender, dated as of December 31, 2013.
10.5	*	Warrant to purchase shares of Series D Preferred Stock issued to Comerica Bank, dated April 5, 2012.
10.6	*	Amended and Restated Investor Rights Agreement, dated as of March 27, 2012, by and among the Registrant and certain of its stockholders.
10.7	*+	Fourth Amended and Restated 2008 Stock Incentive Plan, as amended to date.
10.8	*+	Form of Incentive Stock Option Agreement under 2008 Stock Incentive Plan.
10.9	*+	Form of Non-Qualified Stock Option Agreement under 2008 Stock Incentive Plan.
10.10	*+	2013 Bonus Plan.
10.11	*+	2014 Equity Incentive Plan.
10.12	*+	Form of Stock Option Agreement under 2014 Equity Incentive Plan.
10.13	*+	Form of Restricted Stock Unit Award Agreement under 2014 Equity Incentive Plan.
10.14	*+	Confidential Information, Invention Assignment, Work for Hire, Noncompete and No Solicit/No Hire Agreement, dated as of February 28, 2009, by and between the Registrant and Christopher J. Paucek.
10.15	*+	Form of Indemnification Agreement with directors and executive officers.

Exhibit Number		Description of Document
10.16	*+	Confidential Information, Invention Assignment, Work for Hire, Noncompete and No Solicit/No Hire Agreement, dated as of February 28, 2009, by and between the Registrant and Robert L. Cohen.
10.17	*	Sublease, by and between the Registrant and Noodle Education, Inc., dated as of November 16, 2011.
10.18	*	Warrant to purchase shares of Series D Preferred Stock issued to Comerica Bank, dated December 31, 2013.
10.19	*+	Letter Agreement, by and between the Registrant and Christopher J. Paucek, dated as of October 22, 2013.
21.1	*	Subsidiaries of the Registrant.
23.1	*	Consent of KPMG LLP, independent registered public accounting firm.
23.2		Consent of Cooley LLP (included in Exhibit 5.1).
24.1	*	Power of Attorney.
99.1	*	Consent of Director Nominee Sallie L. Krawcheck.
99.2	*	Consent of Director Nominee Earl Lewis.

*
Previously filed.

+
Indicates management contract or compensatory plan.

#
Portions of this exhibit, indicated by asterisks, have been omitted pursuant to a request for confidential treatment and have been separately filed with the Securities and Exchange Commission.

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Explanatory Note
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 13. Other Expenses of Issuance and Distribution.
  Item 14. Indemnification of Directors and Officers.
  Item 15. Recent Sales of Unregistered Securities.
  Item 16. Exhibits and Financial Statement Schedules.
Schedule II — Valuation and Qualifying Accounts (in thousands)
  Item 17. Undertakings.
SIGNATURES
EXHIBIT INDEX